UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 12b -25

Notification of Late Filing

Commission file number 000-3149

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For period ended March 31, 2004

☐	Transition Report on Form 10-K and Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report of Form N-SAR

For the transition period ended

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identity the items(s) to which the notification relates:

PART I
Registrant Information

Full name of Registrant: Presidion Corporation

Former name if applicable:

Address of principal executive office (Street and Number): 755 W. Big Beaver, Suite 1700

City, state and zip code: Troy, MI 48084

PART II
Rule 12-b25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III
Narrative

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant has not had an opportunity to gather all of the information required in the Form 10-Q. In order to gather such information, the Registrant respectfully requests an extension of up to five (5) calendar days to prepare and finalize the Form 10-Q for the quarter ended March 31, 2004. As a result of the aforementioned circumstances, the Company is unable to file its Form 10-Q for the quarter ended March 31, 2004 by May 15, 2004 without unreasonable effort and expense.

PART IV
Other Information

1. Name and telephone number of person to contact in regard to this notification:

James E. Baiers	(248)	269-9600

Name	(Area Code)	(Telephone Number)

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes	☒ No

     Form 10-K for the year ended December 31, 2003

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Presidion Corporation

(Name of Registrant as Specified in Charter)

     Has cause this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2004	By:	/S/ Craig A. Vanderburg
Craig A. Vanderburg
President and Chief Executive Officer